FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on August 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: August 14, 2012

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR SECOND QUARTER 2012

NASSAU, Bahamas, August 14, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 and subsequent events highlights:

●	Recorded second quarter 2012 revenues of $79.5 million;

●
Recorded adjusted EBITDA before foreign currency exchange variance of $12.9 million in the second quarter of 2012; 1 which includes adjusted EBITDA of $5.4 million from our River Business segment, adjusted EBITDA of $6.9 million from our Offshore Supply Business segment, and adjusted EBITDA of $0.6 million from our Ocean Business segment. After including a loss of $3.3 million from financial income and other financial expense (mainly attributable to foreign currency exchange variance), our adjusted EBITDA was $9.6 million;

●
Recorded total net loss and net loss per share of $5.4 million and $0.18, respectively, in the second quarter of 2012, which includes a $2.6 million gain for deferred taxes on an unrealized foreign currency exchange loss on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business.2 Excluding the effect of this gain, the adjusted net loss and adjusted net loss per share are $8.0 million and $0.27 per share, respectively;

●	Second quarter 2012 Adjusted EBITDA for our Offshore Supply Business segment increased 47% compared with the same period of 2011;

●
The Company has nine vessels operating in its Platform Supply Vessel, or PSV, fleet. On August 10, 2012, our recently delivered newly built PSV, UP Jade, commenced operations in Brazil under a long term time charter with Petrobras. The upcoming deliveries of the first two PSVs out of three currently under construction in India are expected to occur in the fourth quarter of 2012;

●
Two new re-engined and re-powered pushboats in our River Business fleet (Alto Parana and Cavalier XII) were delivered during the second quarter of 2012, increasing the number of re-engined pushboats in operation to six as opposed to only two this time last year; and

●
In the second quarter of 2012 we have entered into three separate barge building contracts for a total of approximately $63.0 million. Over two thirds of these barges or $43.0 million will be delivered in the second half of 2012 generating additional adjusted EBITDA.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "During this quarter our River Business suffered from the drought, which has cut the soybean crop in the Hidrovia region in 2012 in half. We have partially substituted the soybean volume lost with iron ore but the margins that we expect to obtain are lower and the longer distances involved in the transportation make our pushing capacity a limiting factor. As a compensating element our barge shipyard has secured orders to build 38 dry barges and 14 tank barges to be delivered beginning in the second half of 2012 through April 2013 for a total consideration of approximately $63.0 million. We estimate that with the deliveries that will take place through the end of 2012 we will obtain a consideration of approximately $43.0 million to partially compensate for the lower margins related to the increased transportation of iron ore as a result of the drought."

Mr. Menéndez continued, "During this quarter we took delivery of our first new building from India UP Jade. The ship commenced her four-year charter with Petrobras at $33,000 per day on August 10, 2012. With this addition plus the increase in rate that we expect to obtain from UP Agua-Marinha, UP Topazio and UP Diamante whose old charters expire in the fourth quarter, we expect to have significant additional EBITDA generation in the second half of 2012. Our remaining three new buildings are scheduled for delivery in October and December 2012 and March 2013 respectively, so this time next year our operating fleet in our Offshore Supply Business is expected to be 50% larger than it was in the second quarter 2012."

Overview of Financial Results

Total revenues for the second quarter 2012 were $79.5 million as compared with $70.0 million in the same period of 2011.

Adjusted EBITDA for the second quarter 2012 was $9.6 million as compared with $12.7 million in the same period of 2011. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the second quarter of 2012 was $8.0 million, or $0.27 per share as compared with net loss of $6.0 million, or $0.2 per share, during the same period of 2011. Second quarter 2012 net loss includes a $2.6 million gain for deferred taxes on an unrealized foreign currency exchange loss on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Including the effect of this gain, the net loss for the second quarter of 2012 was $5.4 million, or $0.18 per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "In August 2012 we secured a $10.0 million bridge loan from DVB to complete the pre delivery financing of UP Pearl and UP Onyx at the yard in India. We are in the process of organizing the new post delivery financing of all four of the Indian PSVs which we expect to complete in the second half of the year."

Business Segment Highlights

River

As a consequence of the combined effect of a severe drought that affected the soybean production in the region and the lower than usual water levels in the Upper Paraguay River at the beginning of the second quarter our River Business experienced a 7% decrease in the volume of cargo transported in the second quarter of 2012 as compared with the same period of 2011.

Second quarter 2012 River Business segment adjusted EBITDA decreased to $5.4 million from $5.9 million when compared to the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Our operating costs in the River Business, particularly manning and maintenance costs, have been impacted by revaluation of the local currency and by inflationary pressure on costs not adjusted by a proportional devaluation of the local currencies with respect to the U.S. dollar.

According to the United States Department of Agriculture, the soybean crop in Paraguay for 2012 has dropped to 4.0 million tons down from 8.4 million tons in 2011, a decrease of 52% year over year. This decrease is mainly attributable to the effects of a severe drought and higher than average temperatures in January and February in large parts of Argentina and central Brazil as well as Paraguay. Soybean and particularly the early variety crop in Paraguay suffered severe impacts on its yields. Compounding this effect, low river levels limited the draft at which we could operate through the Upper Paraguay River at the beginning of the second quarter. Partially offsetting the milder prospects for agricultural products in the Hidrovia region for 2012, iron ore production in the three mines connected with the river system has increased substantially. As a result, cargo mix for the first half of 2012 has included more iron ore as a result of the Company’s efforts to fix the available capacity left by agricultural products on contracts for carrying iron ore. Although these ore volumes are partially replacing the decrease in soybean cargo, such replacement is showing the lower margins associated to this type of cargo on account of longer round trips and consequent higher fuel consumption. Additionally, this temporary shift in our cargo mix towards a larger share of iron ore places more pressure on our pushing capacity. The Company continues to add capacity and implement various margin-expansionary initiatives to profitably capitalize on the segment’s long term growing demand of the agricultural sector along the Hidrovia which remains strong.

Seeded area is expected to continue to grow fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's future River Business.

The Company's barge building shipyard, which we believe is one of the most modern in South America, has been in operation since the first quarter of 2010. During the second quarter 2012 the Company entered into three contracts to build barges for third parties:

-	On April 25, 2012, we entered into a barge building contract where we agreed to build a total of 24 jumbo barges (these barges when built will be leased by the Company for 10 years).
-	On May 18, 2012, we entered into a contract to build for a third party 14 liquid and dry barges for a total of $20.3 million.
-
On July 24, 2012, we entered into a similar contract to build for the same buyers another 14 liquid and dry barges for a total of $20.3 million. In both these sales the barges will be exported to Colombia and the buyers have advanced 50% of the purchase price.

With these orders the yard will be fully employed until the end of the first quarter 2013. The Company expects that all of the 24 barges of the first order and all of the 14 dry and liquid barges of the second order will be delivered in the third and fourth quarter of 2012.  The resulting adjusted EBITDA will be reported during the second half of this year (none of these deliveries have taken place yet; the first three barges are scheduled to be delivered in the third week of August).

The Company has successfully continued its re-engining and re-powering programs that aim to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming ones. Having finalized the re-engining of two pushboats in the second quarter of 2012, six heavy fuel-consuming pushboats are now in operation (compared to only two such pushboats in operation a year ago) and the next re-engined pushboat is expected to commence operation within the first quarter of 2013 bringing the total to seven where we have installed 17 out of a total of 25 new engines purchased. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed which will enhance our EBITDA margins in the future.

Offshore Supply

In the Offshore Supply Business, with the introduction of our UP Jasper into a long-term charter in the North Sea in October 2011, and the commencement of operation of our UP Jade in August 2012, we now operate a fleet of nine PSVs. The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2012 was $6.9 million, or 47% higher than the $4.7 million generated in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the second quarter of 2012 increased by $3.1 million compared with the same period of 2011. This difference represents a 21% increase which was primarily attributable to the full quarter operation of our UP Jasper which entered into service on September 29, 2011, and to an increase in operational days of our UP Topazio, UP Safira and UP Agua-Marinha which underwent drydocks during the second quarter of 2011.

In Brazil, operating costs, particularly manning costs, have been increasing as a result of the revaluation of the local currency and inflationary pressure on salaries and expenses both of which affected our earnings during a significant part of 2011. During the second quarter of 2012 the Brazilian real has seen a devaluation which if sustained may ease the upward trend of our costs but this has had an immediate accounting effect of a negative foreign currency exchange variance on our Brazilian accounts in the second quarter 2012.

As planned, Ultrapetrol continues its building program in India that will add three additional newbuilt vessels to the fleet. We expect to take delivery of the first two PSVs out of three currently under construction in India, UP Amber and UP Pearl, during the fourth quarter of 2012.

The Company believes that the Brazilian market should grow hand in hand with Petrobras' capital expenditure plans. Although we cannot make any assurances of Petrobras fully implementing such business plan, Petrobras, in their release on Form 6-K on June 14, 2012, has announced a business plan for 2012-2016 of $236.5 billion of investments. We further believe that the North Sea market should follow as the natural balancing out of the market occurs in the forthcoming years. Ultrapetrol's fleet in the Offshore Supply Business has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in both the Brazilian and North Sea markets.

Ocean

The Ocean Business segment generated adjusted EBITDA of $0.6 million in the second quarter of 2012 as compared to adjusted EBITDA of $1.6 million in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 19% increase in revenues from the Ocean Business from $16.4 million in the second quarter of 2011 to $19.6 million in the same period of 2012 is mainly attributable to three factors: 1) the effect of the tariff increases of our container feeder vessels M.V. Asturiano and M.V. Argentino; 2) the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs; and 3) the partial operation of our tank barge Paraná Petrol at the end of the second quarter. These factors were partly offset by 14 offhire days of our Amadeo which underwent its scheduled drydock during the first quarter of 2012 and was delayed into the second quarter.

The Company operated a total of four vessels in its Product Tanker fleet in the second quarter of 2012 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

In our Ocean Business, inflationary pressures particularly in manning costs not compensated by a proportional devaluation of the local currency against the U.S. dollar have resulted in increased operating costs. The volumes in our container service particularly in the southbound leg have been sustained at high levels.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, August 15, 2012, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-857-5751 (toll-free U.S.) or +1-517-308-9305 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-568-0678 (toll-free U.S.) or +1-402-998-1458 (outside of the U.S.); passcode: 8152. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2012 and our audited consolidated balance sheet as of December 31, 2011:

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2012 AND DECEMBER 31, 2011
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2012 (unaudited)	At December 31, 2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$18,127	$34,096
Restricted cash	5,190	6,819
Accounts receivable, net of allowance for doubtful accounts of $887 and $841 in 2012 and 2011, respectively	41,830	30,993
Operating supplies and inventories	16,670	4,520
Prepaid expenses	6,131	3,212
Other receivables	21,251	26,392
Other current assets	101	101
Total current assets	109,300	106,133
NONCURRENT ASSETS

Other receivables	21,386	15,370
Restricted cash	1,483	1,483
Vessels and equipment, net	667,141	671,445
Dry dock	7,008	5,088
Investments in and receivables from affiliates	4,397	6,851
Intangible assets	888	976
Goodwill	5,015	5,015
Other assets	11,523	12,573
Deferred income tax assets	4,267	5,353
Total noncurrent assets	723,108	724,154
Total assets	$832,408	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$34,980	$32,824
Customer advances	10,264	19
Payables to related parties	5,750	1,158
Accrued interest	4,571	4,769
Current portion of long-term financial debt	40,991	21,504
Other current liabilities	11,842	13,614
Total current liabilities	108,398	73,888
NONCURRENT LIABILITIES

Long-term financial debt	478,382	491,489
Deferred income tax liabilities	11,928	12,951
Other liabilities	1,927	1,788
Total noncurrent liabilities	492,237	506,228
Total liabilities	600,635	580,116

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 30,011,628 shares outstanding in 2012 and 2011	339	339
Additional paid-in capital	272,882	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(26,036)	(6,819)
Accumulated other comprehensive income (loss)	(2,238)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	225,459	244,297

Noncontrolling interest	6,314	5,874
Total equity	231,773	250,171
Total liabilities and equity	$832,408	$830,287

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2012	2011	2012	2011
Revenues
Attributable to River Business	$41,744	$38,535	$71,128	$69,811	2%
Attributable to Offshore Supply Business	18,142	14,994	35,170	27,667	27%
Attributable to Ocean Business	19,611	16,442	37,737	30,815	22%
Total revenues	79,497	69,971	144,035	128,293	12%

Voyage and manufacturing expenses
Attributable to River Business	(20,951)	(18,839)	(39,852)	(32,117)	24%
Attributable to Offshore Supply Business	(833)	(807)	(2,046)	(1,691)	21%
Attributable to Ocean Business	(6,637)	(5,185)	(14,607)	(9,476)	54%
Total voyage expenses	(28,421)	(24,831)	(56,505)	(43,284)	31%

Running costs
Attributable to River Business	(12,658)	(11,498)	(24,108)	(19,806)	22%
Attributable to Offshore Supply Business	(8,841)	(7,459)	(17,389)	(15,036)	16%
Attributable to Ocean Business	(8,964)	(8,023)	(16,988)	(14,681)	16%
Total running costs	(30,463)	(26,980)	(58,485)	(49,523)	18%

Amortization of dry dock & intangible assets	(1,029)	(1,009)	(2,077)	(2,101)	-1%
Depreciation of vessels and equipment	(9,530)	(8,368)	(18,974)	(16,476)	15%
Administrative and commercial expenses	(7,650)	(6,575)	(15,437)	(13,870)	11%
Other operating income, net	984	1,130	6,748	2,912	132%

Operating profit	3,388	3,338	(695)	5,951

Financial expense and other financial expenses	(12,154)	(8,205)	(20,240)	(16,763)	21%
Financial income	38	83	80	245	-67%
(Loss) on derivatives, net	--	(5)	--	(5)
Investment in affiliates	(353)	(302)	(666)	(411)	62%
Other expenses, net	(432)	(185)	(391)	(335)	17%
Total other expenses	(12,901)	(8,614)	(21,217)	(17,269)	23%

(Loss) before income taxes	(9,513)	(5,276)	(21,912)	(11,318)	94%

Income tax benefit (expenses)	4,399	(1,612)	3,140	(3,271)
Net income attributable to non-controlling interest	276	74	445	56	695%

Net (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$(5,390)	$(6,962)	$(19,217)	$(14,645)	31%

The following table contains our unaudited statements of cash flows for the three-month periods ended June 30, 2012, and 2011:

(Stated in thousands of U.S. dollars)
	For the six month periods ended June 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(18,772)	$(14,589)
Adjustments to reconcile net (loss) to cash flows (used in) operating activities:
Depreciation of vessels and equipment	18,974	16,476
Amortization of dry docking	1,989	2,013
Expenditure for dry docking	(3,909)	(1,559)
Amortization of intangible assets	88	88
Gain on sale of assets	(3,557)	-
Debt issuance expense amortization	1,491	988
Net losses from investments in affiliates	666	411
Share - based compensation	580	580
Other	56	(216)
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(10,884)	(9,961)
Other receivables, operating supplies and inventories and prepaid expenses	(2,926)	(5,364)
Other	(991)	(185)
Increase (decrease) in liabilities:
Accounts payable and customer advances	15,911	5,408
Other payables	(2,013)	375
Net cash (used in) operating activities	(3,297)	(5,535)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(27,339)	(56,820)
Proceeds from disposal of assets, net	5,562	-
Other investing activities	(175)	-
Net cash (used in) investing activities	(21,952)	(56,820)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(10,321)	(6,227)
Proceeds from long-term financial debt	18,550	23,450
Revolving credit facility repayments	-	(15,000)
Early repayments of long-term financial debt	(1,849)	-
Other financing activities, net	2,900	(359)
Net cash provided by financing activities	9,280	1,864
Net decrease in cash and cash equivalents	(15,969)	(60,491)
Cash and cash equivalents at the beginning of year	$34,096	$105,570
Cash and cash equivalents at the end of the period	$18,127	$45,079

 Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,
$ (000)	2012	2011
Total cash flows (used in) operating activities	(3,297)	(5,535)
Total cash flows (used in) investing activities	(21,952)	(56,820)
Total cash flows provided by financing activities	9,280	1,864

Total cash flows (used in) operating activities	$(3,297)	$(5,535)

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	903	9,727
Expenditure for dry docking	3,909	1,559
Income taxes	(3,140)	3,271
Financial expenses	18,117	17,368
Gain on sale of assets	3,557	--
Net income attributable to non-controlling interest	(445)	(56)
(Loss) on derivatives, net		(5)
Other adjustments	(2,793)	(1,758)

Consolidated EBITDA as defined in the Notes due 2014	$16,811	$24,571

Adjusted Consolidated EBITDA	$16,811	$24,571

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the six months and three months ended June 30, 2012, and 2011:

($000's)	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change	2Q 12	2Q 11	% Change

Revenues	$144,035	128,293	12%	$79,497	$69,971	14%

Adjusted EBITDA	$16,811	24,571	-32%	$9,550	$12,653	-25%

Net income (loss) as reported	$(19,217)	(14,645)	31%	$(5,390)	$(6,962)	-23%

EPS as reported	$(0.65)	(0.50)	30%	$(0.18)	$(0.24)	-25%

Adjustments to net income as reported

Income tax on Exchange Variance Provision (1)	(1,827)	2,082		(2,561)	952

Adjusted Net income	$(21,044)	$(12,563)	68%	$(7,951)	$(6,010)	32%
Adjusted EPS (In $ per share)	$(0.71)	$(0.43)	65%	$(0.27)	$(0.20)	35%

(1)	Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries of our Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2012:

	Three Months Ended June 30, 2012
		Offshore
$ (000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$369	$4,486	$(1,467)	$3,388
Depreciation and amortization	5,359	2,664	2,536	10,559
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(344)	(276)	(9)	(629)
Other net	(17)	(3)	(412)	(432)

Segment Adjusted EBITDA	$5,367	$6,871	$648	$12,886

Items not included in Segment Adjusted EBITDA
Financial income				38
Other financial income				(3,374)

Adjusted Consolidated EBITDA				$9,550

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2011:

	Three Months Ended June 30, 2011
$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$1,546	$2,517	$(725)	$3,338
Depreciation and amortization	4,811	2,241	2,325	9,377
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(305)	(74)	3	(376)
Net loss on derivatives	--	(5)	--	(5)
Other net	(199)	3	11	(185)

Segment Adjusted EBITDA	$5,853	$4,682	$1,614	$12,149

Items not included in Segment Adjusted EBITDA
Financial income				83
Other financial income				421

Adjusted Consolidated EBITDA				$12,653

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first half ended June 30, 2012:

	Six months ended June 30, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,157)	$8,524	$(4,062)	$(695)
Depreciation and amortization	10,776	5,233	5,042	21,051
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(663)	(445)	(3)	(1,111)
Loss on derivatives, net	-	-	-	-
Other net	(107)	(5)	(279)	(391)

Segment Adjusted EBITDA	$4,849	$13,307	$698	$18,854

Items not included in Segment Adjusted EBITDA
Financial income				80
Other financial income				(2,123)

Adjusted Consolidated EBITDA				$16,811

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first half ended June 30, 2011:
	Six months ended June 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$3,868	$3,962	$(1,879)	$5,951
Depreciation and amortization	9,549	4,383	4,645	18,577
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(405)	(56)	(6)	(467)
Loss on derivatives, net	-	(5)	-	(5)
Other net	(371)	3	33	(335)

Segment Adjusted EBITDA	$12,641	$8,287	$2,793	$23,721

Items not included in Segment Adjusted EBITDA
Financial income				245
Other financial expenses				605

Adjusted Consolidated EBITDA				$24,571